SUB-ITEM 77C: Submission of matters to a vote of securities holders.


a.)	Meetings of the shareholders of the Natixis Equity Diversified
Portfolio and Natixis Moderate
Diversified Portfolio (the "Portfolios") were held on January 19, 2007.

b.)	The meetings did not involve the election of Trustees.

c.)	At the special shareholders' meetings held on January 19, 2007 shareholders of Natixis Equity
Diversified Portfolio (formerly IXIS Equity Diversified Portfolio) and Natixis Moderate Diversified Portfolio (formerly IXIS Moderate Diversified Portfolio) each a series of Natixis
Funds Trust III (formerly IXIS Advisor Funds Trust III), considered the following:

1. To approve a new subadvisory agreement between Natixis Funds Trust III, on behalf of the Natixis
Equity Diversified Portfolio and Hansberger Global Investors, Inc.
Votes For
Votes Against
Abstained Votes
1,017,870
17,212
111,625
With respect to this proposal, the meeting was adjourned six times, but, ultimately, there were insufficient votes to pass the proposal.

2. To approve a new subadvisory agreement between Natixis Funds Trust III, on behalf of the Natixis
Moderate Diversified Portfolio and Hansberger Global Investors, Inc.
Votes For
Votes Against
Abstained Votes
3,692,269
274,031
275,455
With respect to this proposal, the meeting was adjourned six times, but, ultimately, there were insufficient votes to pass the proposal.



d.)	N/A